CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST BY STEPAN COMPANY PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83.

REDACTED PORTIONS ARE MARKED WITH [***] AND HAVE BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

SCL001

October 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re: Stepan Company

Annual Report on Form 10-K for the year ended December 31, 2022

Response dated August 25, 2023

File No. 001-04462

Ladies and Gentlemen:

Stepan Company, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), dated September 8, 2023 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”), filed by the Company on February 28, 2023.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its responses to Staff comments 1 and 2. Specifically, the Company requests that portions of its responses to Staff comments 1 and 2 that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks “[***]” be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such response contains confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

Below are the Company’s responses. For the convenience of the Staff, the italicized numbered comments set forth below correspond to the comments contained in the Comment Letter.

Response dated August 25, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL002

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 4, 2023

1. We note your response to prior comment two. Please further address the following:

•
Your response indicates that your manufacturing customers and end customers have "varying degrees of interest in and sensitivity to the raw material and emissions profiles of intermediate products" such as yours. Tell us more about what you have experienced in this regard, including the extent to which you have been or expect to be affected by emissions reduction targets of your primary customers. Explain how you assessed the related changes in demand and reputational risks, and provide support for your determination that these are not material.
•
Your response further indicates you have "experienced increased demand for products that produce lower GHG emissions and/or utilize alternative energy sources." Tell us how you considered disclosing this trend and how you determined the impact is not material, providing support for this determination. In this regard, we note your risk factor disclosure regarding the need to develop and introduce new products.
•
Your response references "energy source considerations" and "alternative energy sources." Tell us more about the energy from alternative energy sources used in your operations, as well as your use of petroleum-based and plant-based raw materials, and more fully explain how these relate to the indirect consequences you considered.
•
The risk factor cited in your response addresses environmental regulations, but does not appear to specifically address climate change. Accordingly, tell us how you considered the indirect consequences of climate-related regulation on your operations and business, including with regard to the individual items noted in our comment.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding indirect consequences of climate-related regulation or business trends, including any related changes in demand and reputational risks.

The Company produces and sells specialty and intermediate chemicals, which are sold to other manufacturers for use in a variety of end products. In response to the Staff’s comments regarding demand related to emissions reduction targets, energy source considerations and alternative energy sources, the Company respectfully advises the Staff that of the Company’s [***] customers that serve a variety of end markets a small number, approximately [***], have expressed interest in products that create lower GHG emissions than alternatives and/or utilize alternative energy sources in their production or end uses. Discussions with these customers regarding emissions and/or energy sources are in a range of stages and do not affect every product that each customer purchases from the Company. Some customers are early in an exploratory stage of gathering information, whereas other customers are working with the Company to develop new or modified products. The Company’s customers make purchasing decisions based on several factors, which each customer weighs differently. Because the Company’s customers utilize the Company’s

[***] Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL003

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 4, 2023

products in formulations that incorporate multiple different materials/products, customers balance their priorities across multiple sources, i.e., a customer may prioritize the cost of one product and prioritize the emissions profile of another product in order to address its needs for its end products. Additionally, alternative products that are cost‑effective and efficacious and create lower GHG emissions and/or utilize alternative energy sources are not always available. As noted in our previous response letter, while the Company has experienced increased interest in products that create lower GHG emissions and/or utilize alternative energy sources, and the Company has developed and continues to develop such products, importantly, that interest has not translated into material product demand shifts or pressure on the Company to alter its own emissions profile or energy sources, and the Company does not believe the interest constitutes a trend that would have a material impact on the Company’s business. As such, we did not disclose any quantitative or narrative disclosure in our Form 10-K indicating any such shift or expectations of such a shift. As noted in our previous response letter, demand for the Company’s products has not materially decreased or increased due to GHG emissions or energy source considerations, and, given the lack of material demand shifts, the Company does not currently anticipate material reputational risks relating to GHG emissions. Similarly, the Company respectfully advises the Staff that the Company monitors its regulatory environment and, as of the filing of the Form 10-K and as of subsequent filings to date, the Company had not identified any material indirect consequences of climate-related regulation that would require disclosure. The Company and its customers and suppliers continue to evaluate the commercial viability of investments to reduce emissions and/or utilize alternative energy sources. We are confident that we are currently well prepared to meet any such shift in demand should it occur and that we are well positioned to track, respond and report any such material shift were it to occur.

In response to the Staff’s comment regarding alternative energy sources used in the Company’s own operations, the Company evaluates alternative energy sources while working to maintain reliable electricity for its operations. In certain areas where traditional energy sources may be unreliable, utilizing renewable energy sources can be a cost-effective way to increase energy reliability. For example, the Company’s facility in Salto, Brazil is located in a region that has experienced water shortages that can impact its single source of electricity, hydroelectric power. In order to obtain more reliable electricity the Company installed on-site solar generation, which has stabilized the site’s energy supply and is expected to result in energy cost savings. In other areas of the Company’s operations, renewable energy has not to date offered a financially or operationally viable alternative to existing energy sources, or has not been reasonably available or accessible. The Company uses renewable energy sources where operationally and commercially appropriate and feasible to increase reliability and as part of its desire to be a responsible resource user, not in response to climate-related regulation or business trends. The Company has sought and continues to seek ways to optimize its energy sources for reliable and cost‑effective production; however, as of the filing of the Form 10-K and as of subsequent filings to date, such pursuit has not been as a result of any material indirect consequences of regulation or business trends related to energy sources that would require disclosure and the Company has not identified any such material indirect consequences.

In response to the Staff’s comment regarding raw materials, the Company respectfully advises the Staff that, as noted in the Staff’s comment, the principal raw materials used in the Company’s

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL004

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 4, 2023

products are petroleum-based or plant-based. When upstream emissions are considered, plant‑based raw materials do not necessarily have lower emissions profiles than petroleum-based raw materials. Like others in the industry, the Company is in the process of assessing the emissions profiles of its raw materials, and the raw material landscape in the Company’s industry is evolving. Efficacy and cost primarily drive raw material purchasing decisions. Efforts to optimize the sustainability of raw materials without diminishing efficacy or cost-effectiveness have not resulted in material shifts in raw material preferences or demand for our products. As a result, as of the filing of the Form 10-K and as of subsequent filings to date, the Company had not identified any material business trends related to raw material sources that would require disclosure.

In response to the Staff’s comment regarding climate change regulations, the Company respectfully advises the Staff that, as noted above, the Company monitors its regulatory environment, including regulations related to climate change. As a chemical manufacturer, the regulations that have had, and are likely to have, the most significant impacts on the Company are those relating to the handling of potentially hazardous materials and those relating to the composition of end products that contain the Company’s products. As of the filing of the Form 10-K and as of subsequent filings to date, the Company had not identified any current or forthcoming climate-related regulations that have had or are expected to have a material impact on the Company’s operations or business, either directly or indirectly through impacts on demand, competition, or reputational risks. The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings. In this regard, we intend to continue to evaluate the need for disclosure regarding the indirect consequences of climate-related regulation or business trends, in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

2. We note your response to prior comment three. Please further address the following:

•
Your response indicates that you are "not able to quantify the impact of the foregoing weather-related production disruptions due to additional non-weather related factors that contributed to the production disruptions." Describe these non-weather contributory factors and explain how they affect your ability to provide the quantification of weather-related damages to your property and operations requested by our comment. In this regard, we note disclosure in your Form 10-K regarding an $18 million insurance settlement related to the 2020 Millsdale production disruption.
•
Your response further indicates that you are unable to determine whether there will be an increase in weather-related production disruptions. Tell us how you considered disclosing the uncertainties and risks of climate-related physical effects on your business and operations, and those of your suppliers.
•
Your response that you have not experienced material weather-related damages to your property appears conclusory. Tell us about any such damages and tell us how you evaluated materiality, including by providing the quantification requested by our prior comment.

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL005

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 4, 2023

•
Your response does not address water availability or quality, although your Sustainability Report appears to highlight these issues and related projects. Tell us how you considered disclosure regarding water availability and quality, including your assessment of materiality on your business and operations.
•
Your response quantifies the increase in insurance premiums and the costs of sales and operating expenses. Additionally quantify the cost of insurance premiums for the periods covered by your Form 10-K.

Response: In response to the Staff’s comment regarding non-weather contributory factors, the Company respectfully advises the Staff that the Millsdale production disruptions were a product of power outages and operational issues that occurred during periods of below freezing temperatures. Because the power outages and operational issues occurred during periods of below freezing temperatures that are common for the region, the Company is not able to determine the extent to which temperatures alone caused or exacerbated the power outages and operational issues that led to the production disruptions. Temperatures are frequently below freezing during the winter in the region, and power outages and operational issues do not occur during every occurrence of below-freezing temperatures. Accordingly, when power outages or operational issues occur it is not always clear whether the outage or operational issue relates to temperature or another factor. The Company is therefore unable to quantify the impact of the low temperatures on the production and business disruptions because it cannot determine the portion of cost of the production and business disruptions that were attributable to the weather. The 2021 severe weather in Texas and the U.S. Gulf Coast noted in the Company’s prior response directly impacted the operations of several of the Company’s suppliers, resulting in feedstock issues for the Company’s Surfactants segment. The Company’s suppliers are subject to unplanned production disruptions that may occur for a variety of reasons including transportation interruptions, mechanical failures, planned and unplanned maintenance, discharges, or other manufacturing problems, some of which may connect to the weather but may occur independently from the weather, and which the Company’s suppliers may or may not disclose to the Company. Therefore, as the Company’s facilities were not directly impacted and the Company’s suppliers do not disclose all causes of all production disruptions, the Company is unable to identify all of the factors that contributed to the disruptions at all of the Company’s affected suppliers, and the Company is unable to quantify the impact the 2021 Texas and U.S. Gulf Coast severe weather alone had on the Company’s operations.

In response to the Staff’s comment regarding the uncertainties and risks of climate-related physical effects, the Company respectfully advises the Staff that it disclosed in “Item 1A. Risk Factors” of the Form 10-K in the risk factor entitled “Chemical manufacturing is inherently hazardous and may result in accidents or may require planned or unplanned production slowdowns or shutdowns, which may disrupt our operations or expose us to significant losses or liabilities that may have a material impact on our business, financial position, results of operations and cash flows” that unexpected climate-related events, such as weather and natural disasters, could result in production disruptions that could adversely affect the Company’s operations and results. The Company also disclosed in “Item 1A. Risk Factors” of the Form 10-K in the risk factor entitled “The volatility of raw material, natural gas and electricity costs, as well as any disruption

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL006

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 4, 2023

in their supply, may result in increased costs and materially and adversely affect the Company’s business, financial position, results of operations and cash flows” that unexpected climate-related events, such as weather and natural disasters, could result in production disruptions that could adversely affect the Company’s suppliers. We remain comfortable that this disclosure appropriately conveys to investors the potential risks resulting from climate-related physical effects on the Company’s business and operations, and those of the Company’s suppliers. In evaluating the disclosure of any other potential uncertainties and risks of climate-related physical effects on the Company’s and its suppliers’ business and operations, the Company considered the geographic diversity of its operations and supply chain and its contingency supply plans. The Company and its suppliers operate across global manufacturing footprints and implement contingency plans and redundancies to help ensure the continuity of operations and mitigate the impact of any business interruptions, including climate-related physical effects. The Company operates production facilities in 11 countries across North America, South America, Europe and Asia, and it sources raw materials from suppliers located throughout these regions. Given the Company’s and its suppliers’ geographic profiles, the Company believes it is unlikely that a significant weather event or series of weather events involving one or more suppliers in a particular country would have a material impact on the Company’s business or operations. At the time of the filing of the Form 10-K and for subsequent filings to date, the Company did not view and has not viewed as material the potential for climate-related physical effects on the Company’s or its suppliers’ businesses and operations, other than to the extent described in “Item 1A. Risk Factors” of the Form 10-K.

In response to the Staff’s comment regarding weather-related damages to the Company’s property, the Company respectfully advises the Staff that the cost to repair any weather-related damage to the Company’s property has not been material in relation to total maintenance and repair expenses, which were $69.2 million in 2020, $75.4 million in 2021 and $82.1 million in 2022. Because the need to incur costs to repair any weather-related damage to the Company’s property has been infrequent and such costs have not historically risen to the level of potentially prompting insurance claims, the Company does not isolate and quantify such costs. The Company is therefore not able to reasonably isolate and quantify the cost of weather-related damages to the Company’s 22 manufacturing facilities and additional offices during the periods covered by the Form 10-K. The Company does have processes in place to isolate and quantify costs related to significant incidents. Other than the weather-related disruptions at the Company’s Millsdale facility disclosed in the Form 10‑K and in other filings with the SEC, the Company did not experience weather-related damages to its property that significantly impacted its operations during the periods covered by the Form 10-K.

In response to the Staff’s comment regarding water availability and quality, the Company respectfully advises the Staff that the Company’s Sustainability Report and Analyst Download are designed to provide selected information regarding the Company’s sustainability progress to a broad audience that includes the Company’s investors, employees, customers, suppliers, communities and other interested parties. As a result, the Sustainability Report and Analyst Download may include detailed information, such as information regarding the Company’s water usage, that is beyond the scope of the information that is required to be disclosed pursuant to applicable SEC rules and/or regulations.

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL007

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 4, 2023

When considering whether to include water availability or quality-related disclosure in its SEC filings, including the type of water-related disclosure provided in the Sustainability Report, the Company takes into account applicable SEC rules and regulations, including Item 101, Item 103, Item 105 and Item 303 of Regulation S-K, as well as the SEC’s Compliance and Disclosure Interpretations, available guidance from the Staff (including the SEC’s 2010 Commission Guidance Regarding Disclosure Related to Climate Change) and applicable standards of materiality. The Company also considers that, while certain water management-related information may be of interest to readers of the Sustainability Report and Analyst Download, such information may not be material to investors in the context of an SEC filing. As part of its disclosure controls and procedures, the Company evaluates several factors when considering whether to provide disclosures regarding water availability or quality in its filings, including the likelihood and potential impact of disruptions in water availability or quality, and the Company’s ability to secure water from alternative sources in the event of a shortage or quality issue. In 2021 and 2022 the Company conducted a water risk assessment for its global operations. Based on the Company’s thorough internal processes, consideration of the regulatory standards and guidance, and the results of its water risk assessment, the Company believes the Form 10-K complies with the relevant disclosure requirements. The water management measures described in the Sustainability Report result from the Company’s desire to be a responsible resource user in the communities in which it operates, and not from a material risk related to water availability or quality. In addition, the Company and other members of its industry have contingency plans to alleviate the impact of water availability or quality issues. Despite the present financial immateriality of water availability or quality, we recognize the increasing interest of long-term investors in environmental, social and governance (“ESG”) information such as water availability or quality, and we will continue to evaluate relevant information within our Form 10-K and other periodic report filings related to such ESG topics in a manner consistent with applicable regulations.

In response to the Staff’s comments regarding insurance premiums, the Company respectfully informs the Staff that the Company’s property insurance premiums were $[***] in 2020, $[***] in 2021 and $[***] in 2022. As noted in our previous response letter, the Company allocates insurance premiums to costs of sales and operating expenses. The Company’s costs of sales were $1.5 billion in 2020, $2.0 billion in 2021, and $2.3 billion in 2022, and operating expenses were $210.9 million in 2020, $221.7 million in 2021, and $218.4 million in 2022. We believe the Company’s property insurance premiums as a whole, and any associated weather impacts on such premiums, remain immaterial and, as such, do not warrant disclosure for any of the years covered by the Form 10-K.

* * * * * * * *

[***] Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL008

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 4, 2023

If you have any questions regarding the foregoing, please do not hesitate to contact me at 847‑446-7500.

Sincerely,

/s/ David G. Kabbes

David G. Kabbes

Vice President, General Counsel and Secretary